UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                          Factset Research Systems Inc.
                      ------------------------------------
                                (Name of Issuer)

                                  Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                    303075105
                       -----------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued in the following page(s))

                                Page 1 of 5 Pages

                CUSIP No.303075105 Schedule 13G Page 2 of 5 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON AND SS OR IRS IDENTIFICATION NO. OF PERSON

       Howard E. Wille

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [  ]
       n/a                                                    (b)  [  ]

-------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
-------------------------------------------------------------------------------
                    5    SOLE VOTING POWER
    SHARES               2,066,425
 BENEFICIALLY       -----------------------------------------------------------
   OWNED BY         6    SHARED VOTING POWER
     EACH                n/a
   REPORTING        -----------------------------------------------------------
    PERSON          7    SOLE DISPOSITIVE POWER
     WITH                2,066,425
                    -----------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER
                         n/a

-------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,066,425
-------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [X]
       In addition to the shares of Common Stock held beneficially by Mr. Wille, Mr. Wille's adult children own beneficially an aggregate of 306,700 shares of Common Stock and Adelaide McManus, Mr. Wille's spouse and the Company's Chief Administrative Officer, holds options to purchase 60,000 shares of Common Stock. Mr. Wille disclaims beneficial ownership of such shares.
-------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       21.7%
-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                    SCHEDULE 13G       Page 3 of 5 Pages

ITEM 1(A).  NAME OF ISSUER:
              Factset Research Systems Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              One Greenwich Plaza
              Greenwich, CT 06830

ITEM 2(A).  NAME OF PERSON FILING:
              Howard E. Wille

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:
              One Greenwich Plaza
              Greenwich, CT 06830

ITEM 2(C).  CITIZENSHIP:
              United States of America

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:
              Common Stock

ITEM 2(E).  CUSIP NUMBER:
              303075105

ITEM 3.     THE PERSON FILING IS A:
              n/a

                   SCHEDULE 13G       Page 4 of 5 Pages

ITEM 4(A).  AMOUNT BENEFICIALLY OWNED:
            2,066,425

ITEM 4(B).  PERCENT OF CLASS:
            21.7%

ITEM 4(C).  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (1)  sole power to vote or to direct the vote
                   2,066,425

              (ii) shared power to vote or to direct the vote
                   n/a

              (iii) sole power to dispose or to direct the disposition of
                    2,066,425

              (iv) shared power to dispose or to direct the disposition of
                   n/a

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [n/a].

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              n/a

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              n/a

                   SCHEDULE 13G       Page 5 of 5 Pages


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
              n/a

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.
              n/a

ITEM 10.      CERTIFICATION.

              n/a

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    By:/s/ Howard E. Wille
                                    -------------------------------
                                    SIGNATURE

                                    Howard E. Wille
                                    Chairman and
                                    Chief Executive Officer
                                    -------------------------------
                                    NAME AND TITLE

                                    July 11, 1997
                                    -------------------------------
                                    DATE